Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 2 DATED MARCH 19, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014 and Supplement No. 1 dated March 18, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	revised the disclosure regarding the declaration of distributions.

Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of March 19, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 110,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $2.5 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of March 19, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Distributions

The following information supersedes and replaces the section captioned “Distributions” in Supplement No. 1 dated March 18, 2014 to the prospectus dated March 17, 2014.

Our board of directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.0043150685 per share, based on a per share price of $25.00, for stockholders of record as of the close of business on each day of the period commencing on March 19, 2014 and ending on June 30, 2014. The payment date for each of the daily distributions of the period commencing on March 19, 2014 and ending on March 31, 2014 will be in April 2014. The payment date for each of the daily distributions of the period commencing on April 1, 2014 and ending on April 30, 2014 will be in May 2014. The payment date for each of the daily distributions of the period commencing on May 1, 2014 and ending on May 31, 2014 will be in June 2014. The payment date for each of the daily distributions of the period commencing on June 1, 2014 and ending on June 30, 2014 will be in July 2014.

CCPT5-SUP-02